UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tandy Leather Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.0024
(Title of Class of Securities)

87538X105
(CUSIP Number)

Douglas W. Clayton
Cantey & Hanger, LLP
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102
(817) 877-2890
Fax:  (817) 877-2807
(Name, Address and Telephone Number of person authorized to receive notices and communications)

May 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), (f), or (g), check the following box.  (___)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13c-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS: J. Wray Thompson, Sr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRAITE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ X ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ______
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7	SOLE VOTING POWER: 23,702 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 196,746 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 23,702 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER: 141,687 (See Item 5)
11	AGGREGATE AMOUNT BENEFITICALLY OWNED BY EACH REPORTING PERSON: 220,448 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (See Item 5)
14	TYPE OF REPORTING PERSON IN

J. Way Thompson, Sr. (the “Reporting Person”) hereby amends and supplements his Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2002, as previously amended by Amendment No. 1 filed with the Commission on August 1, 2002 and Amendment No. 2 filed with the Commission on October 3, 2003, with respect to his beneficial ownership of the common stock, par value $0.0024 (“Common Stock”), of Tandy Leather Factory, Inc. (the “Issuer”) as set forth below.  This Amendment No. 3 is being filed to reflect a private sale by the Reporting Person of 1,500,000 shares of Common Stock at a price of $6.25 per share on May 5, 2006.

Item 2.              Identity and Background

Item 2 is hereby amended to delete the last two paragraphs thereof.

Item 3.              Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to read in its entirety as set forth below:

Not Applicable.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to read in its entirety as set forth below:

The Reporting Person sold 1,500,000 shares of Common Stock in a private offering to institutional investors at a price of $6.25 per share for the purpose of commencing personal estate planning initiatives while expanding the Issuer’s institutional shareholder base.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended to read in its entirety as set forth below:

(a) & (b) The Reporting Person currently is the beneficial owner of 220,448 shares of Common Stock (2.1% of 10,763,976 shares of Common Stock outstanding as reported by the Issuer in its proxy statement filed with the Commission on April 3, 2006). Of this amount, 78,761 shares are allocated to the Reporting Person’s account under the Issuer’s Employees’ Stock Ownership Plan and Trust (“ESOP”) and 23,702 shares are held in the Reporting Person’s individual retirement account.  The Reporting Person has the right to request that the trustee of the ESOP (the “Trustee”) vote shares of Common Stock allocated to his ESOP account.  Such requests are typically honored by the Trustee, but the Trustee has the authority to ignore such requests and to vote ESOP shares as the Trustee deems prudent.  The Trustee serves in the capacity of trustee of the ESOP at the pleasure of the ESOP Committee, and except in certain limited circumstances, the Trustee may dispose of ESOP shares only as the ESOP Committee directs.  Accordingly, the Reporting Person may be deemed to have shared voting power with respect to the 78,761 shares of Common Stock allocated to his ESOP account.  Mr. Thompson shares voting and dispositive power with his wife, Sally A. Thompson, as co-holder of all of the shares of Common Stock held directly by Mr. Thompson.  Mr. Thompson disclaims beneficial ownership of the 952,741 shares held by the ESOP except for those shares that have been allocated to his ESOP account.

The Reporting Persons may be deemed to be a member of a “group,” as that term is defined in Section 13(d)(3) of the Act, with Ronald C. Morgan, the President and Chief Operating Officer of the Issuer, and his wife, Robin L. Morgan, the Vice President of Administration and Assistant Secretary of the Issuer, who also sold 1,500,000 shares of Common Stock to institutional investors at a price of $6.25 per share as part of the same transaction as the Reporting Persons are reporting on this Amendment to Schedule 13D.  Mr. and Mrs. Morgan are the beneficial owners of 1,797,431 shares of Common Stock (16.7% of 10,763,976 shares of Common Stock outstanding as reported by the Issuer in its proxy statement filed with the Commission on April 3, 2006).  Of this amount, 179,621 shares are allocated to their accounts under the Issuer’s ESOP (120,226 shares in the account of Mr. Morgan and 59,396 shares in the account of Mrs. Morgan).  Mr. Morgan and Mrs. Morgan each has the right to request that the Trustee vote shares of Common Stock allocated to his or her ESOP account.  Mrs. Morgan is one of five members of the ESOP Committee.  Accordingly, Mrs. Morgan may be deemed to have shared voting and dispositive power with respect to all 952,741 shares held by the ESOP, and Mr. Morgan may be deemed to have shared voting power with respect to the 120,226 shares of Common Stock allocated to his ESOP account.  Mr. Morgan has sole voting and sole dispositive power with respect to 7,008 shares that he owns individually.  Mr. Morgan and Mrs. Morgan share voting and dispositive power with respect to the 1,610,802 shares of Common Stock held jointly by them.  If the Reporting Person is deemed to be in a group with Mr. and Mrs. Morgan, he would be deemed the beneficial owner of 2,017,879 shares of Common Stock, or 18.7% of the total shares of Common Stock outstanding.  The Reporting Person disclaims the existence of a group with Mr. and Mrs. Morgan and disclaims beneficial ownership of shares of Common Stock held by them.

(c)  On May 5, 2006, the Reporting Person sold 1,500,000 shares of Common Stock at a price of $6.25 per share.  This transaction was effected through a private sale to unrelated investors.

(d)  Not applicable.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 5, 2006.

Item 6.  Contracts, Arrangement, Understanding, or Relationships with Respect to Securities of the Issuer

Item 6 is amended to read in its entirety as set forth below:

None.

Item 7.  Material to be Filed as Exhibits

Item 7 is amended to read in its entirety as set forth below:

None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2006

Date

/s/ J. Wray Thompson

Signature

J. Wray Thompson, Reporting Person

Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).